Exhibit 99.2

EZGO TECHNOLOGIES LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(In U.S. dollars except for number of shares)

	As of September 30, 2024	As of March 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$3,417,796	$372,562
Restricted cash	986,304	-
Short-term investments	1,557,104	-
Accounts receivable, net	7,802,035	6,661,996
Notes receivable	14,250	169,521
Inventories, net	522,940	4,794,839
Advances to suppliers	16,889,585	10,957,494
Amounts due from related parties, current	2,971,450	2,369,174
Prepaid expenses and other current assets	642,070	861,393
Current assets of discontinued operation	6,600,125	6,138,634
Total current assets	41,403,659	32,325,613

Non-current assets:
Amounts due from a related party, non-current	4,132,467	6,565,231
Property, plant and equipment, net	7,844,566	8,012,289
Intangible assets, net	2,057,625	1,691,355
Land use right, net	1,677,007	1,604,945
Right-of-use assets, net	-	2,030
Goodwill, net	1,780,569	1,721,901
Deferred tax assets, net	991,025	946,573
Long-term investments, net	14,857,156	14,274,167
Other non-current assets	9,126,592	10,120,690
Non-current assets of discontinued operation	1,488,997	1,348,642
Total non-current assets	43,956,004	46,287,823

Total assets	$85,359,663	$78,613,436

LIABILITIES
Current liabilities:
Short-term borrowings	$5,186,958	$3,582,896
Long-term borrowings, current	634,120	1,413,866
Accounts payable	190,315	160,524
Advances from customers	143,723	103,596
Income tax payable	93,777	85,626
Lease liabilities, current	-	2,719
Amounts due to related parties, current	1,306,506	905,638
Accrued expenses and other payables	2,313,724	876,198
Current liabilities of discontinued operation	7,022,723	7,718,422
Total current liabilities	16,891,846	14,849,485

Non-current liabilities:
Long-term borrowings	7,461,240	6,414,762
Non-current liabilities of discontinued operation	23,069	10,237
Total non-current liabilities	7,484,309	6,424,999
Total liabilities	24,376,155	21,274,484

Commitments and contingencies (Note 16)

EQUITY
Ordinary shares (par value of $0.04 per share; 100,000,000 shares authorized; 2,675,172 and 5,675,172 shares issued and outstanding as of September 30, 2024 and March 31, 2025, respectively)	107,007	227,007
Subscription receivable	(7,800)	(7,800)
Additional paid-in capital	82,176,550	81,668,806
Statutory reserve	366,071	366,071
Accumulated deficits	(22,087,948)	(23,223,955)
Accumulated other comprehensive loss	(1,986,591)	(3,983,663)
Total EZGO Technologies Ltd.’s shareholders’ equity	58,567,289	55,046,466
Non-controlling interests	2,416,219	2,292,486
Total equity	60,983,508	57,338,952
Total liabilities and equity	$85,359,663	$78,613,436

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars except for number of shares)

	Six Months Ended March 31,
	2024	2025
Net revenues	$6,803,962	$6,565,367
Cost of revenues -Third parties	(6,195,078)	(5,785,506)
Cost of revenues -Related parties	-	(108,393)
Gross profit	608,884	671,468

Operating expenses:
Selling and marketing	(149,223)	(117,772)
General and administrative	(1,837,698)	(1,200,042)
Research and development	(395,435)	(389,572)
Total operating expenses	(2,382,356)	(1,707,386)

Loss from operations	(1,773,472)	(1,035,918)

Other income (expenses):
Interest expenses	(30,121)	(73,002)
Interest income	267,992	64,887
Non-operating income, net	39,280	131,092
Fair value changes in contingent asset	(310,667)	-
Impairment loss of goodwill	(1,362,044)	-
Total other (expenses) income, net	(1,395,560)	122,977

Loss from continuing operations before income taxes and share of loss of equity method investments	(3,169,032)	(912,941)
Income tax benefit (expense)	79,488	(21,334)
Share of loss of equity method investments	(45,906)	(93,799)
Net loss from continuing operations	(3,135,450)	(1,028,074)

Loss from operations of discontinued operations before income taxes and share of loss of equity method investments	(1,472,451)	(165,626)
Income tax expenses	-	-
Share of loss of equity method investments	(56,513)	(63,152)
Net loss from discontinued operations	(1,528,964)	(228,778)

Net loss	$(4,664,414)	$(1,256,852)

Net loss from continuing operations	$(3,135,450)	$(1,028,074)
Less: Net loss attributable to non-controlling interests from continuing operations	(91,111)	(68,549)
Net loss attributable to EZGO Technologies Ltd.’s shareholders from continuing operations	(3,044,339)	(959,525)

Net loss from discontinued operations	(1,528,964)	(228,778)
Less: Net loss attributable to non-controlling interests from discontinued operations	(520,746)	(52,296)
Net loss attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	(1,008,218)	(176,482)
Net loss attributable to EZGO Technologies Ltd.’s shareholders	$(4,052,557)	$(1,136,007)

Net loss from continuing operations per ordinary share:
Basic and diluted*	$(1.19)	$(0.19)
Net loss from discontinued operation per ordinary share:
Basic and diluted*	$(0.40)	$(0.04)
Net loss per ordinary share:
Basic and diluted*	$(1.59)	$(0.23)
Weighted average shares outstanding
Basic and diluted*	2,552,576	4,960,610

*	Giving retroactive effect to the 40 to 1 reverse share split on April 12, 2024 (Note 15).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In U.S. dollars except for number of shares)

	Six Months Ended March 31,
	2024	2025
Net loss from continuing operations before non-controlling interests	$(3,135,450)	$(1,028,074)
Loss from discontinued operation, net of tax	(1,528,964)	(228,778)
Net loss	(4,664,414)	(1,256,852)

Other comprehensive income (loss)
Foreign currency translation adjustment	475,567	(1,999,960)
Comprehensive loss	(4,188,847)	(3,256,812)
Less: Comprehensive loss attributable to non-controlling interests	(552,402)	(123,733)
Comprehensive loss attributable to EZGO Technologies Ltd.’s shareholders	$(3,636,445)	$(3,133,079)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SIX MONTHS ENDED MARCH 31, 2024 AND 2025

(In U.S. dollars except for number of shares)

	Ordinary shares*		Subscription	Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total EZGO’s shareholders’	Non-controlling	Total
	Share	Amount	receivables	capital	reserve	deficits	loss	equity	interest	equity
Balance as of September 30, 2023	2,552,576	$102,103	$(7,800)	$81,801,967	$335,477	$(14,772,562)	$(4,066,713)	$63,392,472	$3,090,125	$66,482,597
Share-based compensation	938	38	-	360,699	-	-	-	360,737	-	360,737
Net loss	-	-	-	-	-	(4,052,557)	-	(4,052,557)	(611,857)	(4,664,414)
Foreign currency translation adjustment	-	-	-	-	-	-	416,112	416,112	59,455	475,567
Balance as of March 31, 2024 (Unaudited)	2,553,514	$102,141	$(7,800)	$82,162,666	$335,477	$(18,825,119)	$(3,650,601)	$60,116,764	$2,537,723	$62,654,487

	Ordinary shares		Subscription	Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total EZGO’s shareholders’	Non-controlling	Total
	Share	Amount	receivables	capital	reserve	deficits	loss	equity	interest	equity
Balance as of September 30, 2024	2,675,172	$107,007	$(7,800)	$82,176,550	$366,071	$(22,087,948)	$(1,986,591)	$58,567,289	$2,416,219	$60,983,508
Share-based compensation	-	-	-	21,250	-	-	-	21,250	-	21,250
Warrant shares exercised via cashless option	3,000,000	120,000	-	(120,000)	-	-	-	-	-	-
Imputed interest on related party loan	-	-	-	(408,994)	-	-	-	(408,994)	-	(408,994)
Net loss	-	-	-	-	-	(1,136,007)	-	(1,136,007)	(120,845)	(1,256,852)
Foreign currency translation adjustment	-	-	-	-	-	-	(1,997,072)	(1,997,072)	(2,888)	(1,999,960)
Balance as of March 31, 2025 (Unaudited)	5,675,172	$227,007	$(7,800)	$81,668,806	$366,071	$(23,223,955)	$(3,983,663)	$55,046,466	$2,292,486	$57,338,952

*	Giving retroactive effect to the 40 to 1 reverse share split on April 12, 2024 (Note 15).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Six Months Ended March 31,
	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operation	$(3,135,450)	$(1,028,074)
Net loss discontinued operation	(1,528,964)	(228,778)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit losses	78,788	30,926
Imputed interest on a related party loan	-	(84,342)
Provision for inventories	42,221	30,507
Depreciation and amortization	332,367	332,349
Share-based compensation	360,738	21,250
Gain on short-term investments	-	(17,778)
Fair value changes in contingent asset	310,667	-
Loss from long-term investment	45,906	93,799
Impairment loss of goodwill	1,362,044	-
Deferred tax (benefit) expense	(79,488)	11,842
Changes in operating assets and liabilities:
Accounts receivable	(1,161,307)	855,207
Notes receivable	(44,837)	(156,298)
Advances to suppliers	(4,185,829)	5,394,854
Inventories	(3,429,869)	(4,335,000)
Amounts due from related parties, current	(13,419)	377,310
Prepaid expenses and other current assets	(1,292,014)	(241,306)
Accounts payable	3,552	(23,604)
Advances from customers	217,523	(35,519)
Income tax payable	(5,384)	(5,080)
Amounts due to related parties, current	-	(410,459)
Accrued expenses and other payables	(255,268)	(606,455)
Net cash (used in) provided by operating activities from continuing operations	(10,849,059)	204,129
Net cash provided by operating activities from discontinued operations	138,853	750,707
Net cash (used in) provided by operating activities	(10,710,206)	954,836

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(3,342,151)	(443,009)
Prepayment for construction in progress	-	(1,299,447)
Proceed from redemption of a short-term investment	-	1,574,882
Purchase of a short-term investment	(1,500,000)	-
Prepayment for intent long-term investment	(3,219,361)	-
Loans to related parties	(2,778,965)	(3,043,743)
Collection of loans to related parties	-	691,486
Net cash used in investing activities from continuing operations	(10,840,477)	(2,519,831)
Net cash provided by investing activities from discontinued operations	427,990	203,511
Net cash used in investing activities	(10,412,487)	(2,316,320)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	2,581,039	-
Repayments of short-term borrowings	(735,457)	(1,438,292)
Proceeds from long-term borrowings	2,483,903	-
Loans from related parties	80,000	389,893
Repayments of loans from related parties	-	(622,338)
Repayment of loans from third parties	-	(1,382,973)
Net cash provided by (used in) financing activities from continuing operations	4,409,485	(3,053,710)
Net cash provided by financing activities from discontinued operation	113,260	36,428
Net cash provided by (used in) financing activities	4,522,745	(3,017,282)

Effect of exchange rate changes	3,272	310,143

Net decrease in cash, cash equivalents and restricted cash	(16,596,676)	(4,068,623)
Cash, cash equivalents and restricted cash, at beginning of the period	17,253,995	4,459,307
Cash, cash equivalents and restricted cash, at end of the period	$657,319	$390,684

Reconciliation of cash, cash equivalents, and restricted cash to the Consolidated Balance Sheets
Cash and cash equivalents	$656,468	$389,903
Restricted cash	851	781
Total cash, cash equivalents, and restricted cash	$657,319	$390,684

Less: cash and cash equivalents from the discontinued operations, end of the period	16,443	18,122
Cash and cash equivalent from the continuing operations, end of the period	640,876	372,562

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$12,450	$9,996
Interest paid	$30,121	$73,001
Warrant shares exercised via cashless option	$-	$120,000
Recognition of right-of use assets and lease liabilities	$70,688	$2,685

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

EZGO Technologies Ltd. (“EZGO”), is a holding company incorporated under the laws of the British Virgin Islands (“BVI”) on January 24, 2019. EZGO, its subsidiaries, VIE and VIE’s subsidiaries (collectively referred to as the “Company”) mainly sells battery cells and packs, electronic control systems and second-hand machinery, and provides maintenance services in the People’s Republic of China (“PRC”). The unaudited interim condensed consolidated financial statements (“CFS”) reflect the activities of EZGO and each of the following entities as of March 31, 2025:

Name	Date of incorporation / acquisition	Place of incorporation	Percentage of ownership	Principal activities
Subsidiaries
China EZGO Group Ltd. (“EZGO HK”)	February 13, 2019	Hong Kong (“HK”)	100%	Investment holding company
Changzhou Langyi Electronic Technologies Co., Ltd. (“Changzhou Langyi”)	August 6, 2021	PRC	100%	Investment holding company
EZGO Technologies Group Co., Ltd. (formerly known as Changzhou EZGO Enterprise Management Co., Ltd., and Changzhou Jiekai Enterprise Management Co., Ltd., “WFOE” or “Changzhou EZGO”)	June 12, 2019	PRC	100%	Investment holding company
Jiangsu EZGO Energy Supply Chain Technology Co., Ltd. (“Jiangsu Supply Chain”)	December 10, 2021	PRC	60%	Distribution and trade of battery packs
Jiangsu EZGO New Energy Technologies Co., Ltd. (“Jiangsu New Energy”)	July 14, 2022	PRC	100%	Distribution and trade of battery packs
Sichuan EZGO Energy Technologies Co., Ltd. (“Sichuan EZGO”)	May 9, 2022	PRC	100%	Distribution and trade of lead-acid batteries
Tianjin EZGO Electric Technologies Co., Ltd. (“Tianjin EZGO”)	July 13, 2022	PRC	100%	Production and sales of e-bicycles
Changzhou Youdi Electric Bicycle Co., Ltd. (“Changzhou Youdi”)	July 14, 2022	PRC	100%	Development, operation and maintenance of software related to e-bicycle and battery rental services
Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”)	January 25, 2023	PRC	100%	Investment holding company
Changzhou Higgs Intelligent Technology Co., Ltd. (“Changzhou Higgs”)	January 25, 2023	PRC	60%	Industrial automatic control device and system manufacturing
Changzhou Zhuyun Technology Co., Ltd. (“Changzhou Zhuyun”)	March 2, 2023	PRC	60%	Equipment maintenance and repairment

VIE and subsidiaries of VIE*
Jiangsu EZGO Electronic Technologies Co., Ltd. (formerly known as Jiangsu Baozhe Electric Technologies, Co., Ltd.,“Jiangsu EZGO”)	July 30, 2019	PRC	VIE	Investment holding company
Changzhou Hengmao Power Battery Technology Co., Ltd. (“Hengmao”)	May 5, 2014	PRC	80.87% owned by VIE	Sales of battery packs, battery cells, and e-bicycles, battery cell trading, and battery and e-bicycle rental services provider
Changzhou Yizhiying IoT Technologies Co., Ltd. (“Yizhiying”)	August 21, 2018	PRC	100% owned by VIE	Development, operation and maintenance of software related to e-bicycle and battery rental services
Jiangsu Cenbird E-Motorcycle Technologies Co., Ltd. (“Cenbird E-Motorcycle”)	May 7, 2018	PRC	51% owned by VIE	Development of sales channels and international market for sales of e-bicycles and electric motorcycle (“e-motorcycle”)

*	The VIE and its subsidiaries are classified as discontinued operation (see Note 12).

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The VIE contractual arrangements

Current PRC laws and regulations impose restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, and certain other businesses. Changzhou EZGO is considered a foreign-invested enterprise. To comply with PRC laws and regulations, EZGO conducts part of its business in PRC through Jiangsu EZGO and its subsidiaries, based on a series of contractual arrangements. These contractual arrangements expire on November 8, 2039. The following is a summary of the contractual arrangements that provide EZGO with effective control of its VIE and VIE’s subsidiaries and enable it to receive substantially all the economic benefits from their operations.

Each VIE Agreements is described below:

Proxy Agreement

Pursuant to the Proxy Agreement, dated November 8, 2019, among WFOE, Jiangsu EZGO and each equity holder of Jiangsu EZGO, each equity holder irrevocably authorizes WFOE to exercise his or her rights as an equity holder of Jiangsu EZGO, including the right to attend equity holders’ meetings, to exercise voting rights and to transfer all or a part of his or her equity interests therein pursuant to the Exclusive Call Option Agreement. During the term of Proxy Agreement, Jiangsu EZGO and all its equity holders may not terminate the agreements except when this agreement or applicable PRC laws provide otherwise.

Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement, dated November 8, 2019, among WFOE, Jiangsu EZGO and the equity holders of Jiangsu EZGO, each equity holder of Jiangsu EZGO irrevocably granted WFOE an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules, and regulations, all of the equity interest and assets in Jiangsu EZGO from each equity holder. The equity holders of Jiangsu EZGO agree that, without the prior written consent of WFOE, they will not dispose of their equity interests in Jiangsu EZGO or create or allow any encumbrance on their equity interests. The purchase price for the equity interest is to be the minimum permitted by applicable PRC laws, rules and regulations, or the amount that the equity holders actually pay to Jiangsu EZGO for the equity, whichever is lower. The purchase price for the assets is to be the minimum permitted by applicable PRC laws, rules and regulations, or the net book value of the assets, whichever is lower. The Exclusive Call Option Agreement expires when all the equity interest or all the assets are transferred pursuant to the agreement.

Exclusive Management Consulting and Technical Service Agreement (“EMCTSA”)

Pursuant to the EMCTSA, dated November 8, 2019, between WFOE and Jiangsu EZGO, Jiangsu EZGO agrees to engage WFOE as its exclusive provider of management consulting, technical support, intellectual property license and relevant services, including all services within Jiangsu EZGO’s business scope and decided by WFOE from time to time as necessary. Jiangsu EZGO shall pay WFOE service fees within three months after each fiscal year end. The service fees should be 95% (or a percentage adjusted by WFOE in its sole discretion) of the net profit after the deficit of the prior fiscal year is covered and the statutory reserve is appropriated. WFOE exclusively owns any intellectual property arising from the performance of the EMCTSA. The EMCTSA is effective for 20 years unless earlier terminated as set forth in the agreement or other written agreements entered into by the parties thereto. The EMCTSA shall be extended automatically by the expiry thereof, until WFOE’s business term or Jiangsu EZGO’s business term expires, unless otherwise notified by WFOE in writing. During the term of the EMCTSA, Jiangsu EZGO may not terminate the agreements except in the case of WFOE’s gross negligence or fraud, or this agreement or laws provide otherwise. WFOE may terminate this agreement by 30-day written notice to Jiangsu EZGO at any time.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, dated November 8, 2019, among WFOE, Jiangsu EZGO and the equity holders of Jiangsu EZGO, the equity holders of Jiangsu EZGO pledged the 100% equity interests in Jiangsu EZGO to WFOE to guarantee performance of all of his or her obligations under the Proxy Agreement, Exclusive Call Option Agreement and EMCTSA. If any event of default as provided for therein occurs, WFOE, as the pledgee, will be entitled to dispose of the pledged equity interests according to applicable PRC laws. On November 28, 2019, WFOE, Jiangsu EZGO and all its equity holders have completed the registration of the equity pledge with the relevant office of SAMR in accordance with the PRC Property Rights Law.

Loan Agreement

Pursuant to the Loan Agreement, dated November 8, 2019, WFOE agrees to provide Jiangsu EZGO with loans of different amounts with interest of 24% according to Jiangsu EZGO’s needs from time to time. The term of each loan is 20 years, which can be extended with the written consent of both parties. During the term of the loan or the extended term of the loan, Jiangsu EZGO shall not repay in advance without the written consent of WFOE while in case of certain circumstances, Jiangsu EZGO must repay the loan in advance upon WFOE’s written request.

Spousal Consent Letter

The spouses of individual equity holders of Jiangsu EZGO each signed Spousal Consent Letters. Under the Spousal Consent Letter, the signing spouse unconditionally and irrevocably agreed to the execution by his or her spouse of the above-mentioned Equity Pledge Agreement, Exclusive Call Option Agreement and Proxy Agreement, and that his or her spouse may perform, amend or terminate such agreements without his or her consent. In addition, in the event that the spouse obtains any equity interest in Jiangsu EZGO held by his or her spouse for any reason, he or she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by his or her spouse, as may be amended from time to time.

Due to the declining performance of sales of e-bicycle business, the Company determined to dispose the variable interest entity, Jiangsu EZGO Electronic Technologies Co., Ltd., and its subsidiaries with no plan to acquire a new variable interest entity. The historical financial results of the sales of e-bicycles business were classified as discontinued operation and the related assets and liabilities associated with the discontinued operations of the prior year were reclassified as assets/liabilities held for sale to provide comparable financial information. The financial information of the VIE and its subsidiaries were disclosed in Note 12.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying CFS are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The CFS includes the financial statements of EZGO, its subsidiaries, its VIE and its VIE’s subsidiaries for which EZGO is the primary beneficiary.

The accompanying unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and have been consistently applied. The accompanying unaudited interim condensed consolidated financial statements of the Company include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operating results. The results of operations for the six months ended March 31, 2025 are not necessarily indicative of results to be expected for any other interim period or for the full year ended September 30, 2025. Accordingly, these statements should be read in conjunction with the Company’s audited financial statements and notes thereto as of and for the years ended March 31, 2023 and 2024.

Liquidity

The Company’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors, initial public offering, and borrow funds to fund its general operations and capital expenditure. The Company’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of our products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows.

The going concern assumption contemplates the realization of assets and the settlement of liabilities in the normal course of business. As of the reporting date, the Company has taken steps to strengthen its liquidity position. On June 30, 2025, the Company entered into a funding support agreement with Mr. Shuang Wu, under which a line of credit of up to RMB45,000,000 ($6,201,166) is available through July 1, 2026. In addition, management is implementing measures to improve operating efficiency and reduce discretionary spending, including optimizing general and administrative expenses, accelerating the collection of receivables, and reducing reliance on advance payments. The Company would also further consider financing from bank credit or shareholder capital injection to enhance capital turnover and liquidity position if necessary.

Based on the Company’s current working capital, access to undrawn credit facilities, and financial support from related parties, the Company estimates that it will have sufficient liquidity to meet its obligations and operating requirements for at least the twelve months and accordingly these financial statements have been prepared on a going concern basis.

(b) Consolidation

The CFS include the financial statements of EZGO, its subsidiaries, VIE and VIE’s subsidiaries for which EZGO is the primary beneficiary. Consolidation of subsidiaries begins from the date the Company obtains control of the subsidiaries and ceases when the Company loses control of the subsidiaries. All inter-company transactions, balances and unrealized gains or losses on transitions among the Company and its subsidiaries were eliminated in consolidation.

A non-controlling interest in a subsidiary of the Company is the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Unaudited Interim Condensed Consolidated Balance Sheets and net loss and other comprehensive loss attributable to non-controlling shareholders is presented as a separate component on the Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss.

(c) Reverse Share Split

Effective on March 22, 2024, the Company effected a Reverse Share Split of all of the Company’s ordinary shares at a ratio of 1-for-40 so that every forty (40) shares are combined into one (1) share (with the fractional shares rounding off to the nearest whole share). The par values and the authorized shares of the ordinary shares were adjusted as a result of the Reverse Share Split. All numbers of shares and per share data presented in the CFS and related notes have been retroactively restated to reflect the reverse share split stated above, refer to Note 15. The Company issued one full post-Reverse Share Split ordinary share to any shareholder who would have been entitled to receive a fractional share as a result of the process.

(d) Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity or a group of components of an entity is reported in discontinued operation if the disposal results from strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff). For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Company has reported the assets and liabilities of the discontinued operation as assets of discontinued operation, and liabilities of discontinued operation in the Unaudited Interim Condensed Consolidated Balance Sheets. The results of discontinued operation were reflected separately in the Unaudited Interim Condensed Consolidated Statements of Operations as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operation of the three categories were separately presented in the Unaudited Interim Condensed Consolidated Statements of Cash Flows for all periods presented in accordance with U.S. GAAP.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Short-term investments

Short-term investments include fixed deposit receipt, which is classified based on the nature and characteristics. Fixed deposit receipt is measured at amortized cost, which is classified as held-to-maturity debt investments in accordance with ASC topic 310 (“ASC 310”), Receivables.

(f) Credit losses

In accordance with Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses” (Topic 326), the Company estimates and records an expected lifetime credit loss by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

The Company’s accounts receivable, notes receivable, amounts due from related parties and certain receivables which are included in prepaid expenses and other current assets line items in the balance sheet are within the scope of ASC Topic 326. The Company uses an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Company makes the assessment based on various factors, including aging of receivable balances, historical experience, creditworthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect the Company’s ability to collect from the debtors. The Company also applies current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

(g) Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for credit losses. Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. For the six months ended March 31, 2024 and 2025, the Company recorded allowance for credit losses of $78,788 and $30,926 from continuing operations and $946,578 and $1,590 from discontinued operation, respectively.

(h) Goodwill, net

Goodwill is the excess of the purchase price over fair value (“FV”) of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of September 30 of each year and in between annual tests when an event occurs or circumstances change that could indicate the asset might be impaired. The Company first has the option to assess qualitative factors to determine whether it is more likely than not that the FV of a reporting unit is less than it’s carrying amount.

If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the FV of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the FV of each reporting unit with its carrying amount, including goodwill. A goodwill impairment charge will be recorded for the amount by which a reporting unit’s carrying value exceeds its FV, but not to exceed the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and determining the FV of each reporting unit. The judgment in estimating the FV of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of FV for each reporting unit. The Company recognized $1,362,044 and nil impairment loss of goodwill from the acquisition of Changzhou Sixun for the six months ended March 31, 2024 and 2025, which was recognized in the Unaudited Interim Condensed Consolidated Statements of Operations. As of September 30, 2024 and March 31,2025, the carrying amount of goodwill was $1,780,569 and $1,721,901, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Long term investments, net

Long-term investments are the Company’s equity investments in privately held companies accounted for equity method, and equity investments without readily determinable FVs.

(1) Equity investments accounted for using the equity method

Equity investments are comprised of investments in privately held companies. The Company uses the equity method to account for an equity investment over which it has the ability to exert significant influence but does not otherwise have control. The Company records equity method investments at the cost of acquisition, plus the Company’s share in undistributed earnings and losses since acquisition. For equity investments over which the Company does not have significant influence or control, the cost method of accounting is used.

The Company has historically provided financial support to certain equity investees in the form of loans. If the Company’s share of the undistributed losses exceeds the carving amount of an investment accounted for by the equity method, the Company continues to report losses up to the investment carrying amount, including any loans balance due from the equity investees.

The Company asses its equity investment and loans to equity investees for impairment on a periodic basis by considering factors including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the technological feasibility of the investee’s products and technologies, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, cash bur rate, and other company-specific information including recent financing rounds. If it has been determined that the equity investment is less than its related FV and that is decline is other-than-temporary, the carrying value of the investment and loan to equity investee is adjusted downward to reflect these declines in value.

(2) Equity investment without readily determinable FVs

Equity investment without readily determinable FVs refers to the investment over which the Company does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at purchase cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations. The Company makes an assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Company recognizes an impairment loss equal to the difference between the carrying value and FV in the unaudited interim condensed consolidated statements of operations.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Revenue recognition

The Company recognizes revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). The Company’s revenues are mainly generated from 1) sales of products, 2) maintenance services and 3) other services.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of products

The Company sells products to different customers, primarily battery cells and packs, e-bicycles (see Note 12 Discontinued Operation), electronic control systems and second-hand machinery. The Company identifies one performance obligation in providing the products for a fixed consideration as stated in the sales contract. The Company presents the revenue generated from its sales of products on a gross basis as the Company acts as the principal. The revenue is recognized when the Company satisfies the performance obligation by transferring the promised product to the customers upon acceptance by customers.

The Company generally provides different warrant periods for different products: a six-month warranty period for battery packs, and a one-year warranty period for electronic control systems. The customers are required to perform product quality check upon acceptance of delivery and the warranty covers only production defects. Customers do not have the option to purchase a warranty separately, nor does a warranty provide services other than a warranty. Therefore, warranty costs are considered as accrued performance costs rather than performance obligations. As of September 30, 2024 and March 31, 2025, there is no warranty claim by customer and the Company did not accounted provision for warranty cost related to product quality issues in the unaudited condensed consolidated balance sheet as the Company believes that the likelihood of warranty claims is remote or immaterial, based on historical experience, the nature of the products, and other relevant factors.

Revenue from maintenance services

The Company provides comprehensive machine maintenance services, usually through a separate contract specified for the provision of maintenance services. In accordance with the detailed requirements in the contract, the Company implements a targeted maintenance strategy for machines in need of repair. The Company identifies one performance obligation in providing maintenance service for a fixed consideration as stated in the sales contract. The Company presents the revenue generated from its sales of products on a gross basis as the Company acts as the principal. The revenue is recognized when the Company satisfies the performance obligation by completion of maintenance service upon acceptance by customers.

Revenue from other services

The Company also provides other services, mainly including photovoltaic engineering contracting. The Company identifies one performance obligation in the provision of services in the contract, and recognizes revenue when the Company satisfies the performance obligation upon acceptance by customers. For photovoltaic engineering contracting, the Company does not directly engage in the construction but rather serves as an intermediatory to connect the party awarding the contract with suitable contractors. Therefore, the Company presents the revenue from photovoltaic engineering contracting on a net basis as the Company acts as an agent.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Revenue recognition (continued)

The following table identifies the disaggregation of the Company’s revenues from continuing operations for the six months ended March 31, 2024 and 2025, respectively:

	Six months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Battery cells and packs segment
Sales of products	$5,847,751	$5,518,183
Electronic control system sales segment
Sales of products	739,390	636,356
Others
Maintenance services	175,627	360,350
Other services	41,194	50,478
Net revenues	$6,803,962	$6,565,367

Contract balance

Contract liabilities primarily consist of advances from customers.

Advances from customers amounted to $143,723 and $103,596 as of September 30, 2024 and March 31, 2025, respectively. Revenue included in the beginning balance of advances from customers and recognized during the six months ended March 31, 2024 and 2025 amounted to $209,083 and $57,737 respectively.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable is revenue recognized for amounts invoiced and/or prior to invoicing when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of September 30, 2024 and March 31, 2025.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers and the Company expects the benefit of those costs to be longer than one year.

(k) Share-based compensation

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for all of its share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s grants of share-based awards were classified as equity awards and are recognized in the financial statements based on their grant date FVs.

The Company elected to recognize compensation expense using the straight-line method for all awards granted with graded vesting based on service conditions. The Company also elected to account for forfeitures as they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited.

(l) Warrants

The Company accounts for the warrants issued in connection with equity-linked instruments under authoritative guidance on accounting from ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The Company classifies warrants in its unaudited interim condensed consolidated balance sheet as an equity based on the nature and characteristics of each warrant issued. Accordingly, the Company evaluated and classified the warrant instrument under equity treatment at its assigned value.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Recent Accounting Standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which provides guidance on the enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Company, an emerging growth company, does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information related to income taxes paid to enhance the transparency and decision usefulness of income tax disclosures. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In March 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2025-02 “Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122” (“ASU 2025-02”), which amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121 “Accounting for Obligations to Safeguard Crypto- Assets an Entity Holds for its Platform Users” as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on the Group’s financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the CFS upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its CFS.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

3. ACQUISITION

Acquisition of Changzhou Sixun

On January 25, 2023, the Company completed the acquisition of Changzhou Sixun through an equity transfer agreement with certain “non-U.S. persons” (“the Sellers”) as defined in Regulation S of the Securities Act of 1933, as amended, for the transfer of 100% of the equity interests in and all assets in Changzhou Sixun Technology Co., Ltd. (“Changzhou Sixun”) to Jiangsu New Energy, for RMB59,400,000 ($8,185,539). In this acquisition, Changzhou Sixun was set as a target company to hold 60% of the equity of Changzhou Higgs Intelligent Technologies Co., Ltd. (“Changzhou Higgs”).

The transaction constitutes a business combination for accounting purposes and is accounted for using the acquisition method under ASC 805. The Company is deemed to be the accounting acquirer. The Company completed the valuations necessary to assess the FV of the acquired assets and liabilities with the assistance from an independent valuation firm, resulting from which the amounts of goodwill were determined and recognized as of the acquisition dates.

Goodwill arising from the acquisition of Changzhou Sixun

	As of September 30, 2024	As of March 31, 2025
		(Unaudited)
Beginning balance	$3,057,943	$1,780,569
Goodwill impairment	(1,362,441)	-
Foreign currency translation adjustment	85,067	(58,668)
Ending balance	$1,780,569	$1,721,901

For six months ended March 31, 2024 and 2025, the Company recognized $1,362,044 and nil impairment loss of goodwill related to the acquisition of Changzhou Sixun, respectively. As of September 30, 2024 and March 31, 2025, the carrying amount of goodwill was $1,780,569 and $1,721,901, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

4. ACCOUNTS RECEIVABLE, NET

As of September 30, 2024 and March 31, 2025, accounts receivable and allowance for credit losses consisted of the following:

	As of September 30, 2024	As of March 31, 2025
		(Unaudited)
Accounts receivable	$7,909,633	$6,796,864
Less: allowance for credit losses	(107,598)	(134,868)
Accounts receivable, net	$7,802,035	$6,661,996

Accounts receivable are considered overdue after 180 days, the general credit term the Company offers to customers. As of September 30, 2024 and March 31, 2025, the overdue accounts receivable, net of allowance for credit losses, ageing between 180 days and one year were $128,571 and $887,883, respectively.

The movement is the allowance for credit losses for the six months ended March 31, 2024 and 2025:

	Six months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Balance at beginning of period	$2,810	$107,598
Changes in credit losses	78,788	30,926
Foreign currency translation adjustment	(122)	(3,656)
Balance at the end of period	$81,476	$134,868

For the six months ended March 31, 2024 and 2025, the Company recorded credit losses of $78,788 and $30,926 from continuing operations and $946,578 and $1,590 from discontinued operation.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

5. INVESTMENTS

As of September 30, 2024 and March 31, 2025, investments consisted of the following:

	As of September 30, 2024	As of March 31, 2025
		(Unaudited)
Short-term investments:
Fixed deposit receipt	$1,557,104	$-
Total short-term investments	1,557,104	-
Long-term investments:
Investments accounted for using the equity method (1)	11,510,894	11,038,160
Investments without readily determinable FVs (2)	6,467,256	6,254,168
Total long-term investments	17,978,150	17,292,328
Impairment loss of long-term equity investments	(3,120,994)	(3,018,161)
Total long-term investments, net	14,857,156	14,274,167
Total investments	$16,414,260	$14,274,167

(1)	In March 2023, the Company acquired 25% equity interest of Linyi Xing Caitong New Energy Partnership for $6,853,070 which was subsequently accounted for using the equity method. In September 2024, the Company paid $4,075,467 to acquire 40% equity interest of Shanghai Mingli New Energy Technology Co., Ltd..

(2)	In September 2022, the Company acquired 6% equity interest of Chongqing Chenglu Technology Co., Ltd. (“Chongqing Chenglu”) for $3,479,252. In January 2024, the Company acquired 3.6554% equity interest of Yueneng Silicon Industry (Hangzhou) Partnership Enterprise (Limited Partnership) for $2,849,977. The Company invested in these investees as strategic investments to seize future market opportunities in the new energy industry. The Company has neither significant influence nor control over the investee and recognized investment as investment without readily determinable FV.

The movement of the carrying amount of long-term investment was as follows for the six months ended March 31, 2024 and 2025:

	Six months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Beginning balance	$10,674,801	$14,857,156
Addition of investments without readily determinable FVs	2,775,311	-
Proportionate share of the equity investee’s net loss	(45,906)	(93,799)
Foreign currency translation adjustment	106,663	(489,190)
Ending balance	$13,510,869	$14,274,167

For the six months ended March 31, 2025, equity method investments held by the Company individually have not met the significance criteria as defined under Rule 10-01(b)(1) of Regulation S-X.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

6. INVENTORIES, NET

As of September 30, 2024 and March 31, 2025, inventories and reserve of inventories consisted of the following:

	As of September 30, 2024	As of March 31, 2025
		(Unaudited)
Finished goods (1)	$217,248	$4,404,291
Work in progress (2)	31,492	30,455
Raw materials (3)	316,887	410,445
Subtotal	565,627	4,845,191
Less: provision for inventories	(42,687)	(50,352)
Inventories, net	$522,940	$4,794,839

(1)	Finished goods included battery packs and electronic control systems.

(2)	Work in progress included work in progress of electronic control systems.

(3)	Raw materials included components and parts for manufacturing electronic control systems and the provision of maintenance service.

The movement of provision for inventories was as follows for the six months ended March 31, 2024 and 2025:

	Six months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Balance at beginning of period	$88,818	$42,687
Current period addition	99,138	30,507
Charge off	(56,917)	(21,405)
Foreign currency translation adjustment	851	(1,437)
Balance at the end of period	$131,890	$50,352

For the six months ended March 31, 2024 and 2025, provisions for inventories of $99,138 and $30,507 were recorded respectively. $56,917 and $21,405 were charged against the provision balance due to subsequent sales of the inventories which were written down in the previous period for the six months ended March 31, 2024 and 2025, respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

7. ADVANCES TO SUPPLIERS

As of September 30, 2024 and March 31, 2025, advances to suppliers consisted of the following:

	As of September 30, 2024	As of March 31, 2025
		(Unaudited)
Prepayment for purchase of battery packs	$16,637,595	$10,747,807
Others	251,990	209,687
Advances to supplier	$16,889,585	$10,957,494

8. PROPERY, PLANT AND EQUIPMENT, NET

As of September 30, 2024 and March 31, 2025, property, plant and equipment, net consisted of the following:

	As of September 30, 2024	As of March 31, 2025
		(Unaudited)
Construction in progress (1)	$7,766,316	$7,950,283
Vehicles	116,328	112,495
Furniture, fixtures and office equipment	25,044	25,789
Subtotal	7,907,688	8,088,567
Less: accumulated depreciation	(63,122)	(76,278)
Property, plant and equipment, net	$7,844,566	$8,012,289

(1)	Addition of $3,017,458 and $183,967 is related to the construction of Changzhou manufacturing plants incurred for the six months ended March 31, 2024 and 2025, respectively. For the six months ended March 31, 2024 and 2025, $142,079 and $179,787 of interest expense from the long-term borrowings from Bank of Jiangnan was capitalized in the construction of Changzhou manufacturing plant respectively.

For the six months ended March 31, 2024 and 2025, depreciation expenses were $12,900 and $15,292, respectively.

9. OTHER NON-CURRENT ASSETS

As of September 30, 2024 and March 31, 2025, other non-current assets consisted of the following:

	As of September 30, 2024	As of March 31, 2025
		(Unaudited)
Prepayment for purchase of customized equipment	$7,257,752	$7,018,617
Prepaid construction fee	1,238,336	2,492,343
Long-term security deposit for land use right (1)	630,504	609,730
Other non-current assets	$9,126,592	$10,120,690

(1)	The balance is the long-term security deposit to the Bureau of Finance in Wujin Technology Industrial District guaranteeing the Company’s investment in the construction of Changzhou manufacturing plants.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

10. BORROWINGS

As of September 30, 2024 and March 31, 2025, the bank borrowings were for working capital and capital expenditures. Borrowings consisted of the following:

Creditor	Interest rate	Borrowing date	Maturity date	As of September 30, 2024	As of March 31, 2025
					(Unaudited)
Bank of Jiangsu (1)	5.80%	1/25/2024	1/25/2025	113,999	-
Bank of Jiangsu (2)	3.30%	8/30/2024	8/27/2025	997,492	964,626
Bank of Jiangsu (3)	3.80%	12/19/2023	12/15/2024	569,995	-
Bank of Jiangsu (3)	3.30%	12/15/2024	9/3/2025	-	551,215
Bank of Nanjing (4)	3.50%	9/11/2024	9/9/2025	712,494	689,018
Agricultural Bank of China (5)	3.20%	6/26/2024	6/16/2025	1,424,989	1,378,037
Agricultural Bank of China (6)	3.05%	12/29/2023	12/21/2024	1,367,989	-
Total short-term borrowings				$5,186,958	$3,582,896
Bank of Jiangnan (7)	4.80%	6/25/2022	6/30/2025	634,120	1,413,866
Total long-term borrowings, current				$634,120	$1,413,866
Bank of Jiangnan (7)	4.80%	6/25/2022	6/21/2030	3,925,844	2,995,853
Bank of Jiangnan (7)	4.80%	11/15/2023	6/21/2030	1,823,985	1,763,887
Bank of Jiangnan (7)	4.80%	7/18/2024	6/21/2030	984,667	952,223
Bank of Jiangnan (7)	4.80%	2/6/2024	6/21/2030	726,744	702,799
Total long-term borrowings, non-current				$7,461,240	$6,414,762
Total borrowings				$13,282,318	$11,411,524

(1)	On December 14, 2022, Changzhou EZGO obtained a revolving line of credit of RMB800,000 ($109,649) from Bank of Jiangsu with three years term from December 14, 2022 to December 14, 2025. On January 25, 2024, Changzhou EZGO withdrew RMB800,000 ($113,999) from this line of credit, with an effective annual interest rate of 5.80% and a term of 12 months, which was fully repaid as matured.

(2)	On August 30, 2024, Changzhou EZGO obtained a non-revolving loan of RMB7,000,000 ($997,492) from Bank of Jiangsu, with an effective annual interest rate of 3.30% and a term of 12 months, which was guaranteed by Jiangsu Jiangnan Technology Financing Guarantee Co., Ltd.

(3)	On December 19, 2023, Changzhou Higgs obtained a non-revolving loan of RMB4,000,000 ($569,995) from Bank of Jiangsu, with an effective annual interest rate of 3.80% and a term of 12 months, which was guaranteed by Feng Xiao, the legal representative of Changzhou Higgs. On December 9, 2024, this loan was granted a term extension, with the annual interest rate maintained at 3.30% and the maturity date set to September 3, 2025.

(4)	On September 11, 2024, Changzhou EZGO entered a non-revolving loan facility of RMB5,000,000 ($712,494) with Bank of Nanjing, with an effective annual interest rate of 3.50% and a term of 12 months, which was guaranteed by Jianhui Ye, the Chief Executive Officer of the Company, Jiangsu New Energy and Jiangsu Jiangnan Technology Financing Guarantee Co., Ltd.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

10. BORROWINGS (CONTINUED)

(5)	On June 26, 2024, Changzhou EZGO obtained a non-revolving loan of RMB10,000,000 ($1,424,989) from Agricultural Bank of China, with an effective annual interest rate of 3.20% and a term of 12 months, which was guaranteed by Jianhui Ye. The loan was fully repaid in advance on April 23, 2025.

(6)	On December 29, 2023, Jiangsu Supply Chain obtained a non-revolving loan of RMB9,600,000 ($1,367,989) from Agricultural Bank of China, with an effective annual interest rate of 3.05% and a term of 12 months. The loan was secured by the $1,500,000 certificate of deposit held by EZGO HK, which was fully repaid by the Company upon maturity.

(7)	On June 25, 2023, Jiangsu New Energy obtained a 7-year loan facility of up to RMB56,810,000 ($8,095,360) from Bank of Jiangnan with an effective annual interest rate of 4.80%, specified for expenditures on the construction of Changzhou manufacturing plant built for the production of two-wheeler e-bicycles, intelligent unmanned patrol vehicles and graphene batteries, which will mature on June 21, 2030. As of September 30, 2024 and March 31, 2025, Jiangsu New Energy withdrew a total of RMB56,810,000 ($8,095,360) from this loan facility, respectively. The loan facility was guaranteed by Shuang Wu, the Legal Representative of Jiangsu New Energy, and also pledged by the land use right of Jiangsu New Energy. The following is the principal repayment schedule for the long-term loan from Bank of Jiangnan as of March 31, 2025:

Repayment date	Repayment amount
6/30/2025	$613,227
12/31/2025	800,639
6/30/2026	800,639
12/31/2026	802,017
6/30/2027	802,017
12/31/2027	802,017
6/30/2028	802,017
12/31/2028	802,017
6/30/2029	802,017
12/31/2029	802,021

For the six months ended March 31, 2024 and 2025, the Company recorded interest expenses of $30,121 and $73,001, respectively. For the six months ended March 31, 2024 and 2025, $142,079 and $179,787 of interest expense from the long-term borrowings from Bank of Jiangnan was capitalized in the construction of Changzhou manufacturing plant respectively. of interest expense from the long-term borrowings from Bank of Jiangnan was capitalized in the construction of Changzhou manufacturing plant respectively.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

11. RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company has transactions with during the six months ended March 31, 2024 and 2025:

Name	Relationship
(a) Shuang Wu	The Legal Representative of Jiangsu New Energy
(b) Yan Fang	Non-controlling shareholder of Cenbird E-Motorcycle
(c) Jianhui Ye	Chief Executive Officer and a significant shareholder of the Company
(d) Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.	Yan Fang, a non-controlling shareholder of Cenbird E-motorcycle, whose family member serves as director of Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd.
(e) Jiangsu Xinzhongtian Suye Co., Ltd.	Yuxing Liu, the spouse of Yan Fang, serves as the executive of Jiangsu Xinzhongtian Suye Co., Ltd.
(f) Shenzhen Star Asset Management Co., Ltd.	General Partner of Xinyu Star Assets Management No.1 Investing Partnership and Xinyu Star Assets Management No.2 Investing Partnership, which are two significant shareholders of the Company
(g) Shenzhen Star Cycling Network Technology Co., Ltd.	Equity investments with 42% shareholding
(h) Nanjing Mingfeng Technology Co., Ltd.	Equity investments with 30% shareholding
(i) Shandong Xingneng’an New Energy Technology Co., Ltd.	Equity investments with 25% shareholding
(j) Jiangsu Youdi Technology Co., Ltd.	Equity investments with 29% shareholding
(k) Shanghai Mingli New Energy Technology Co., Ltd.	Equity investments with 40% shareholding

Amounts due from related parties

As of September 30, 2024 and March 31, 2025, amounts due from related parties consisted of the following:

	As of September 30, 2024	As of March 31, 2025
		(Unaudited)
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (d) (1)	$3,726,245	$2,505,112
Shandong Xingneng’an New Energy Technology Co., Ltd. (i) (1)&(2)	2,738,913	2,119,433
Shenzhen Star Cycling Network Technology Co., Ltd. (g) (2)	767,625	754,527
Jiangsu Youdi Technology Co., Ltd. (j)(2)	316,832	318,160
Jianhui Ye (c)(3)	679	389
Total amount due from related parties, current	7,550,294	5,697,621
Less: amount due from related parties, current, of discontinued operations	(4,578,844)	(3,328,447)
Amount due from related parties, current, of continuing operations	2,971,450	2,369,174
Shanghai Mingli New Energy Technology Co., Ltd. (k) (4)	4,132,467	6,565,231
Amounts due from a related party, non-current	$4,132,467	$6,565,231

(1)	The balance mainly is prepayments for purchasing battery cells and e-bicycles.

(2)	The balance mainly is loans with annual interest as stated in contracts to associates. The annual interest rates of the loans to Shandong Xingneng’an New Energy Technology Co., Ltd., Shenzhen Star Cycling Network Technology Co., Ltd., and Jiangsu Youdi Technology Co., Ltd. are 4% 5% and 5%, respectively.

(3)	The balance mainly is advances made to the management for the Company’s daily operational purposes. As of September 30, 2024, Changzhou Hengmao, a subsidiary of VIE, had an outstanding balance of $13,820 payable to Jianhui Ye for the Company’s daily operational purposes.

(4)	The balance is an interest-free loan with a maturity date of September 29, 2026.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

11. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Amounts due to related parties

As of September 30, 2024 and March 31, 2025, amounts due to related parties consisted of the following:

	As of September 30, 2023	As of March 31, 2024
		(Unaudited)
Jiangsu Xinzhongtian Suye Co., Ltd. (e) (1)&(2)	$418,201	$1,170,455
Shuang Wu (a) (2)&(3)	1,127,877	886,638
Yan Fang (b) (2)	19,183	24,063
Shenzhen Star Asset Management Co., Ltd. (f) (2)	19,926	19,896
Nanjing Mingfeng Technology Co., Ltd. (h) (4)	494	478
Total amount due to related parties	1,585,681	2,101,530
Less: amount due to related parties, of discontinued operations	(279,175)	(1,195,892)
Amount due to related parties, of continuing operations	$1,306,506	$905,638

(1)	The balance mainly was the payable for purchasing e-bicycles.

(2)	The balance mainly was interest-free loans from related parties.

(3)	The balance mainly was the expenses paid by related parties on behalf of the Company for daily operation.

(4)	The balance mainly was payable for payment received on behalf of a related party.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

11. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Related party transactions

For the six months ended March 31, 2024 and 2025, the Company had the following material related party transactions:

Related Parties	Nature	Six months ended March 31,
		2024	2025
		(Unaudited)	(Unaudited)
Inventory purchased from related parties
Jiangsu Xinzhongtian Suye Co., Ltd. (e)	Purchase of e-bicycles	$267,919	$1,323,097
Changzhou Cenbird Electric Bicycle Manufacturing Co., Ltd. (d)	Purchase of e-bicycles	639,086	966,506
Total inventory purchased from related parties		907,005	2,289,603
Less: inventory purchased from related parties from discontinued operation		(907,005)	(2,289,603)
Inventory purchased from continuing operations		$-	$-

Loans to related parties
Shanghai Mingli New Energy Technology Co., Ltd. (k)	Loan to a related party	$-	$2,904,243
Shanghai Mingli New Energy Technology Co., Ltd.	Imputed interest on related party loan	-	84,342
Shandong Xingneng’an New Energy Technology Co., Ltd. (i)	Loan to a related party	2,775,311	138,297
Shandong Xingneng’an New Energy Technology Co., Ltd. (i)	Interest receivable from a related party	116,457	35,811
Shenzhen Star Cycling Network Technology Co., Ltd. (g)	Interest receivable from a related party	12,280	12,238
Jiangsu Youdi Technology Co., Ltd. (j)	Interest receivable from a related party	10,612	10,607
Jiangsu Youdi Technology Co., Ltd. (j)	Loan to a related party	3,654	1,203
Total loans to related parties		2,918,314	3,186,741
Less: loans to related parties from discontinued operation		(12,280)	(12,238)
Loans to related parties from continuing operations		$2,906,034	$3,174,503

Collection of loan to a related party
Shandong Xingneng’an New Energy Technology Co., Ltd. (i)	Collection of loan to a related party	$-	$691,486
Total collection of loan to a related party		$-	$691,486

Loans from related parties
Jiangsu Xinzhongtian Suye Co., Ltd. (e)	Interest-free loan from a related party	$538,410	$584,085
Shuang Wu (a)	Interest-free loan from a related party	80,000	389,893
Yan Fang (b)	Interest-free loan from a related party	35,552	5,532
Total loans from related parties		653,962	979,510
Less: loans from related parties from discontinued operation		(573,962)	(589,617)
Loans from related parties from continuing operations		$80,000	$389,893

Repayment of loans from related parties
Shuang Wu (a)	Repayment of interest-free loans from a related party	$-	$622,338
Jiangsu Xinzhongtian Suye Co., Ltd. (e)	Repayment of interest-free loans from a related party	378,830	553,189
Yan Fang (b	Repayment of interest-free loans from a related party	81,872	-
Total repayment of loans from related parties		460,702	1,175,527
Less: repayment of loans from related parties from discontinued operation		(460,702)	(553,189)
Repayment of loans from related parties from continuing operations		$-	$622,338

Others
Shuang Wu (a)	Reimbursement for expenses paid for daily operation on behalf of the Company	$69	$-
		$69	$-

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

12. DISCONTINUED OPERATIONS

Due to the declining performance of sales of e-bicycle business, the Company determined to dispose the variable interest entity, Jiangsu EZGO Electronic Technologies Co., Ltd. (“Jiangsu EZGO”), and its subsidiaries. On March 30, 2025, the Company’s Board of Directors approved this disposal of Jiangsu EZGO and its subsidiaries. The disposal is expected to be executed through a sale transaction and is anticipated to be completed within 12 months from the date of approval by the Board of Directors. The VIE and subsidiaries mainly operated in sales of e-bicycles business in PRC. The disposal of the sales of e-bicycles business represented strategic shifts of the Company that had a major impact on the Company’s financial results, and met the held-for-sale criteria, which trigger discontinued operations accounting in accordance with ASC 205-20-45. Therefore, the historical financial results of the sales of e-bicycles business were classified as discontinued operation and the related assets and liabilities associated with the discontinued operations of the prior year were reclassified as assets/liabilities held for sale to provide comparable financial information.

The following tables set forth the assets, liabilities, results of operations and cash flows of the discontinued operations, which were included in the Company’s unaudited condensed consolidated financial statements.

	As of September 30, 2024	As of March 31, 2025
		(Unaudited)
Cash and cash equivalents	$54,365	$17,341
Restricted cash	842	781
Accounts receivable, net	509,458	2,305,995
Inventories, net	1,717	821
Advances to suppliers, net	164	158
Amounts due from related parties, current	4,578,844	3,328,447
Prepaid expenses and other current assets	1,454,735	485,091
Current assets of discontinued operation	6,600,125	6,138,634

Non-current assets:
Property, plant and equipment, net	33,137	13,667
Right-of-use assets, net	48,241	34,803
Long-term investments, net	1,407,619	1,300,172
Non-current assets of discontinued operation	1,488,997	1,348,642

Total assets of discontinued operation	$8,089,122	$7,487,276

LIABILITIES
Current liabilities:
Accounts payable	$1,067,018	$1,050,123
Advances from customers	228,415	220,766
Income tax payable	726,796	702,849
Lease liabilities, current	24,262	23,915
Amounts due to related parties, current	279,175	1,195,892
Accrued expenses and other payables	4,697,057	4,524,877
Total current liabilities of discontinued operation	7,022,723	7,718,422

Non-current liabilities:
Lease liabilities, non-current	23,069	10,237
Total non-current liabilities of discontinued operation	23,069	10,237
Total liabilities of discontinued operation	7,045,792	7,728,659

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

12. DISCONTINUED OPERATIONS (CONTINUED)

	Six Months Ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Net revenues	$1,771,339	$752,748
Cost of revenues	(1,892,416)	(736,438)
Gross (loss) profit	(121,077)	16,310

Operating expenses:
Selling and marketing	(157,904)	(84,274)
General and administrative	(1,227,262)	(111,527)
Research and development	(5,161)	-
Total operating expenses	(1,390,327)	(195,801)

Loss from discontinued operations	(1,511,404)	(179,491)

Other income (expenses):
Interest expenses	(5,542)	(12,969)
Interest income	16,494	12,261
Non-operating income, net	28,001	14,573
Total other income, net from discontinued operations	38,953	13,865

Loss from discontinued operations before income taxes and share of loss of equity method investments	(1,472,451)	(165,626)
Income tax expenses	-	-
Share of loss of equity method investments	(56,513)	(63,152)
Net loss from discontinued operations	(1,528,964)	(228,778)
Less: Net loss attributable to non-controlling interests from discontinued operations	(520,746)	(52,296)
Net loss attributable to EZGO Technologies Ltd.’s shareholders from discontinued operation	$(1,008,218)	$(176,482)

	Six Months Ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Net cash provided by operating activities from discontinued operations	$138,853	$750,707
Net cash provided by investing activities from discontinued operations	427,990	203,511
Net cash provided by financing activities from discontinued operation	113,260	36,428

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

13. INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the HK Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity is taxed at 8.25%, and profits above HKD 2 million are taxed at 16.5%. The Company’s HK subsidiaries did not have assessable profits derived in Hong Kong for the six months ended March 31, 2024 and 2025. Therefore, no HK profit tax was provided for the six months ended March 31, 2024 and 2025.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% on its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body “as” the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered as a resident enterprise for PRC tax purposes for six months ended March 31, 2024 and 2025.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. Changzhou Higgs obtained its HNTE status in October 2022 and will enjoy the preferential tax rate for three years through June 2025.

According to Caishui [2021] No.13, announcement of the Ministry of Finance and the State Taxation Administration, which became effective from January 1, 2021, an enterprise engaged in manufacturing business and whose main operating revenue accounts for more than 50% of the total revenue, is entitled to claim an additional tax deduction amounting to 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year.

For qualified small and low-profit enterprises, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB1 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB1 million but not exceeding RMB3 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB3 million of the assessable profit before tax is subject to the tax rate of 20%.

The components of the income tax benefit from continuing operations are:

	Six Months Ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Current	$-	$9,492
Deferred	(79,488)	11,842
Total income tax (benefit) expense	$(79,488)	$21,334

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

13. INCOME TAXES (CONTINUED)

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	Six Months Ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Net loss before income tax benefit from continuing operations	$(3,169,032)	$(912,941)
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	(792,258)	(228,235)

Effect of income tax rate differences in jurisdictions other than the PRC	219,352	159,490
Expenses not deductible for tax purpose and non-taxable income	446,514	122,386
Additional deduction of R&D expenses	(23,719)	(22,507)
Effect of preferential tax rates	1,322	(12,261)
Effect of utilization of tax loss carried forward	305	2,461
Effect on valuation allowance	68,996	-
Income tax (benefit) expense	$(79,488)	$21,334

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in HK that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

As of September 30, 2024 and March 31, 2025, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in PRC, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

For the six months ended March 31, 2024 and 2025, the effect of income tax rate differences in jurisdictions other than the PRC mainly resulted from the loss in EZGO, which is incorporated in BVI and is not subject to income or capital gains taxes. The effective tax rates are 3% and -2% for the six months ended March 31, 2024 and 2025 respectively.

The tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability as of September 30, 2024 and March 31, 2025 was as follows:

	As of September 30, 2024	As of March 31, 2025
		(Unaudited)
Deferred tax assets:
Tax loss carry forwards	$182,690	$158,050
Other-than-temporary impairment	780,249	754,540
Credit loss allowance	21,997	26,425
Reserve for inventory	6,403	7,558
Less: disposal of a subsidiary	(314)	-
Deferred tax assets, net	$991,025	$946,573

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

13. INCOME TAXES (CONTINUED)

For the six months ended March 31, 2024 and 2025, the Company accrued valuation allowance for deferred tax assets of nil and nil, respectively, for which the Company concluded it is more likely than not that these net operating losses would not be utilized in the future. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold.

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the six months ended March 31 2024 and 2025. The Company did not incur any interest and penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2019 to 2024 of the Company’s PRC subsidiaries and VIE and subsidiaries of the VIE remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

14. SHARE-BASED COMPENSATION

EZGO Technologies Ltd. Incentive Plan (the “EZGO 2022 Plan”)

On August 6, 2022, the Board of Directors of EZGO approved the EZGO 2022 Plan. As of September 30, 2024, there was no unvested share under the EZGO 2022 plan. Please refer to the Note 19: Share-based Compensation in the Company’s Annual Report on Form 20-F for the year ended September 30, 2024.

EZGO Technologies Ltd. 2025 Equity Incentive Plan (the “EZGO 2025 Plan”)

On February 18, 2025, the Board of Directors of EZGO approved the EZGO 2025 Plan. On February 18, 2025, 500,000 restricted shares with 12-month service condition were granted to management under the EZGO 2025 plan, which shall vest after first anniversary of date of grant.

The estimated FV of restricted shares granted was the closing price of the Company’s ordinary shares traded in the Stock Exchange on grant date.

A summary of activities of the restricted shares for the six months ended March 31, 2025 is as follow:

	Number of nonvested restricted shares	Weighted average FV per ordinary share on the grant date
Unvested as of September 30, 2024	-
Granted	500,000	0.51
Vested	-
Unvested as of March 31, 2025	500,000	0.51

As of March 31, 2025, there was unrecognized share-based compensation expenses of $233,750 in relation to the restricted shares granted which is expected to be recognized over a weighted average period of 0.89 years. Share-based compensation expenses of $360,737 and $21,250 were recognized in relation to the restricted shares for the six months ended March 31, 2024 and 2025, which were all allocated to general and administrative expenses.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. EQUITY

(a) Ordinary shares

The Company was established under the laws of the BVI on January 24, 2019.

On April 12, 2024, the Company effected a reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares at a ratio of 1-for-40 so that every forty shares are combined into one share (with the fractional shares rounding off to the nearest whole share). All numbers of shares and per share data presented in the unaudited interim condensed consolidated financial statements and related notes have been retroactively restated to reflect the reverse share split stated above.

(b) Statutory reserve and restricted net assets

The Company’s PRC subsidiaries are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Relevant PRC statutory laws and regulations permit the payment of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The Company’s restricted net assets, comprising of the registered paid-in capital and statutory reserve of Company’s PRC subsidiaries, were $28,659,554 and $33,418,613 as of September 30, 2024 and March 31, 2025, respectively.

(c) Warrants

In September 2023, 8,498,125 common warrants were granted to investors in the Company’s public offering with each common warrant to purchase four exchange warrants, by which the investors can purchase up to 33,992,500 ordinary shares at $1.13 per share. In the same month, the investors exercised 26,093,088 exchange warrants via cashless option to receive 26,093,088 ordinary shares for free. In April 2024, the investors exercised 197,941 exchange warrants via cashless option to receive 134,000 ordinary shares.

On April 29, 2024, the Company was named as defendant in a lawsuit in the Supreme Court for the State of New York by Empery Asset Master, Ltd., Empery Tax Efficient, LP, and Empery Tax Efficient III, LP (collectively, the “Plaintiffs”), relating to certain purported notices of exercise and the number of warrant shares issuable under certain exchange warrants (the “Exchange Warrants”) issued to the Plaintiffs in September 2023. On October 29, 2024, the Company entered into a Settlement Agreement and Release (the “Settlement Agreement”) and certain Side Letter Agreements (the “Side Letter Agreements”) with the Plaintiffs, which resolved and settled the above referenced lawsuit between the Company and Plaintiffs. Pursuant to the Settlement Agreement and the Side Letter Agreements, the Plaintiffs and the Company agree and acknowledge that the Warrant Shares shall be reduced to 3,000,000 Warrant Shares. As of March 31, 2025, the Plaintiffs exercised 3,000,000 exchange warrants via cashless option to receive 3,000,000 ordinary shares.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

15. EQUITY (CONTINUED)

As of March 31, 2025, there were no Exchange Warrant granted to investors left unexercised.

Following table summarizes the movement of warrant activities during the six months ended March 31, 2024 and 2025, respectively:

	Ordinary Shares Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Exchange Warrants Outstanding as of September 30, 2023	7,899,412	$1.13	2.95	$-
Exchange Warrants Exercisable as of September 30, 2023	7,899,412	1.13	2.95	-
Common Warrants Outstanding as of September 30, 2023	8,498,125	1.13	2.95	-
Common Warrants Exercisable as of September 30, 2023	8,498,125	1.13	2.95	-
Exchange Warrants Granted	-	-	-	-
Exchange Warrants Exercises	-	-	-	-
Exchange Warrants Forfeited	-	-	-	-
Exchange Warrants Expired	-	-	-	-
Exchange Warrants Outstanding as of March 31, 2024	7,899,412	1.13	2.45	-
Exchange Warrants Exercisable as of March 31, 2024	7,899,412	1.13	2.45	-
Common Warrants Outstanding as of March 31, 2024	8,498,125	1.13	2.45	-
Common Warrants Exercisable as of March 31, 2024	8,498,125	1.13	2.45	-

(c) Warrants

	Ordinary Shares Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Exchange Warrants Outstanding as of September 30, 2024	3,000,000	$1.62	0.33	$-
Exchange Warrants Exercisable as of September 30, 2024	3,000,000	1.62	0.33	-
Common Warrants Outstanding as of September 30, 2024 (1)	5,389,126	1.78	1.95	-
Common Warrants Exercisable as of September 30, 2024 (1)	5,389,126	1.78	1.95	-
Exchange Warrants Granted	-	-	-	-
Exchange Warrants Exercises	(3,000,000)	1.62	-	-
Exchange Warrants Forfeited	-	-	-	-
Exchange Warrants Expired	-	-	-	-
Exchange Warrants Outstanding as of March 31, 2025	-	-	-	-
Exchange Warrants Exercisable as of March 31, 2025	-	-	-	-
Common Warrants Outstanding as of March 31, 2025 (1)	5,389,126	1.78	1.45	-
Common Warrants Exercisable as of March 31, 2025 (1)	5,389,126	1.78	1.45	-

(1)	Upon effectiveness of the Reverse Share Split at a ratio of 1-for-40, the number of Common Warrant was adjusted to 5,389,126 and the Exercise Price of the Common Warrants was adjusted to $1.7819.

(d) Non-controlling interests

As of March 31, 2025, the Company’s non-controlling interests included a 19.13% equity interest of Hengmao, 49% equity interest of Cenbird E-Motorcycle, which was acquired on September 10, 2019, and 40% equity interest of Changzhou Higgs, which was acquired on January 25, 2023.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

16. COMMITMENTS AND CONTINGENCIES

Commitments

On May 25, 2023, the Company entered into a construction contract of RMB64 million (approximately $9 million) for a factory under construction for the production of lithium batteries. As of March 31, 2025, the Company had paid approximately RMB64 million (approximately $9 million).

In May 2023, the Company entered into procurement agreements for production equipment, scheduled to be installed and operational following the completion of the ongoing construction project. As stipulated in the contracts, is obligated to make an upfront payment of 60% of the total purchase price, the residual amount approximately $5 million to be settled upon the delivery and inspection of the production equipment. As of March 31, 2025, the Company had paid approximately $7 million.

Legal Proceedings

From time to time, the Company may be subject to legal proceedings, investigations and claims incidental to the conduct of business. The Company currently have two contract disputes with our suppliers, Jiangsu Anruida New Material Company Limited (“Anruida”) and Zhuhai Titans New Power Electric Co., Ltd. (“Titans”).

On October 21, 2019, Anruida commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the contract payment of RMB958,805 ($132,127) and seeking the payment of the contractual payment and interest on the contractual payment. The appellate court rendered its judgment on January 28, 2021, pursuant to which Hengmao Power Battery shall repay RMB958,805 ($132,127) and accrued interest. The Company accrued payable of default contractual payment and interest as of March 31, 2025.

On January 6, 2020, Titans commenced an action against Hengmao Power Battery in Changzhou Wujin District Intermediate People’s Court alleging that Hengmao Power Battery defaulted on the payment of RMB1,072,560 ($147,803) and seeking the payment of the contractual payment. However, the Company plans to defend the case. The appellate court rendered its judgment on January 27, 2021, pursuant to which Hengmao Power Battery shall repay RMB1,072,560 ($147,803), accrued interest and attorney’s fees. The Company accrued payable of default contractual payment and interest as of March 31, 2025.

Other than disclosed above, the Company are not a party to, nor are we aware of, any legal proceedings, investigations or claims which, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition or results of operations.

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

17. SEGMENT REPORTING

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Financial Officer. The Company’s CODM, chief executive officer, measures the performance of each segment based on metrics of revenue and profit before taxes from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

Historically, the Company determined it operates in three segments: (1) sales of battery cells and packs, (2) sales of electronic control system and (3) others, which mainly included the sales of second-hand machinery, the provision of maintenance services and photovoltaic engineering contracting.

The following tables present a summary of each reportable segment’s revenue and income from continuing operations—excluding the e-bicycle sales segment, which is disclosed as a discontinued operation for the six months ended March 31, 2024, and 2025:

	Six months Ended March 31, 2024
	Battery cells and packs sales segment	Electronic control system sales segment	Others	Total
Revenue from external customers	$5,847,751	$739,390	$216,821	$6,803,962
Segment loss before tax and share of loss of equity method investments	(172,846)	(1,825,115)	(1,171,071)	(3,169,032)
Segment gross profit margin	4.4%	43.7%	14.4%	8.9%

	Six months Ended March 31, 2025
	Battery cells and packs sales segment	Electronic control system sales segment	Others	Total
Revenue from external customers	$5,518,183	$636,356	$410,828	$6,565,367
Segment loss before tax and share of loss of equity method investments	(88,207)	(95,106)	(729,628)	(912,941)
Segment gross profit margin	4.5%	41.7%	38.9%	10.2%

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

17. SEGMENT REPORTING (CONTINUED)

The following table presents the reconciliation from reportable segment income to the consolidated income from continuing operations before income taxes for the six months ended March 31, 2024 and 2025:

	Six months ended March 31,
	2024	2025
	(Unaudited)	(Unaudited)
Net revenues
Battery cells and packs sales	$5,847,751	$5,518,183
Electronic control system sales	739,390	636,356
Others	216,821	410,828
Total net revenues	6,803,962	6,565,367

Cost of revenues
Battery cells and packs sales	5,592,773	5,271,930
Electronic control system sales	416,635	370,868
Others	185,670	251,101
Total cost of revenues	6,195,078	5,893,899

Gross profit
Battery cells and packs sales	254,978	246,253
Electronic control system sales	322,755	265,488
Others	31,151	159,727
Total Gross profit	608,884	671,468

Reconciliation of profit or loss:
Selling and marketing	(149,223)	(117,772)
General and administrative	(1,837,698)	(1,200,042)
Research and development	(395,435)	(389,572)
Total operating expenses	(2,382,356)	(1,707,386)

Loss from operations	(1,773,472)	(1,035,918)

Fair value changes in contingent asset	(310,667)	-
Impairment loss of goodwill	(1,362,044)	-
Other income	277,151	122,977
Loss from continuing operations before income tax and share of loss of equity method investments	$(3,169,032)	$(912,941)
Loss from discontinued operations before income tax and share of loss of equity method investments	(1,472,451)	(165,626)
Loss before income tax and share of loss of equity method investments	(4,641,483)	(1,078,567)

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18. CONCENTRATIONS

Concentrations of credit risk

As of September 30, 2024 and March 31, 2025 cash, cash equivalents and restricted cash balances in the PRC was $4,404,100 and $372,562 respectively, which were primarily deposited in financial institutions located in PRC, and each bank account is insured by the government authority with the maximum limit of RMB500,000 ($68,902). To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in PRC which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of September 30, 2024 and March 31, 2025.

	As of September 30, 2024		As of March 31, 2025
Customer	Amount	% of Total	Amount	% of Total
			(Unaudited)
A	$2,850,542	37%	$2,677,706	40%
B	2,484,807	32%	1,421,155	21%
C	*	*	874,542	13%
D	948,763	12%	*	*
Total	$6,284,112	81%	$4,973,403	74%

*	The percentage is below 10%

The following table sets forth information as to each customer that accounted for 10% or more of total advances from customers as of September 30, 2024 and March 31, 2025.

	As of September 30, 2024			As of March 31, 2025
Customer	Amount		% of Total	Amount	% of Total
				(Unaudited)
E	$	*	*	$21,229	20%
F		*	*	10,335	10%
G		18,524	13%	*	*
H		15,946	11%	*	*
Total		$34,470	24%	$31,564	30%

*	The percentage is below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18. CONCENTRATIONS (CONTINUED)

The following table sets forth information as to each customer that accounted for 10% or more of total revenues for the six months ended March 31, 2024 and 2025.

	Six months ended March 31,
	2024		2025
Customer	Amount	% of Total	Amount	% of Total
	(Unaudited)		(Unaudited)
B	$3,118,446	46%	$1,714,509	26%
A	1,811,277	27%	1,712,237	26%
C	*	*	1,485,858	23%
I	*	*	880,424	13%
J	931,801	14%	*	*
Total	$5,861,524	87%	$5,793,028	88%

*	The percentage is below 10%

Concentrations of suppliers

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of September 30, 2024 and March 31, 2025.

	As of September 30, 2024		As of March 31, 2025
Supplier	Amount	% of Total	Amount	% of Total
			(Unaudited)
A	$48,903	26%	$47,291	29%
B	33,275	17%	32,467	20%
C	*	* %	20,200	13%
D	44,630	23%	*	*
Total	$126,808	66%	$99,958	62%

*	The percentage is below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

18. CONCENTRATIONS (CONTINUED)

The following table sets forth information as to each third party that accounted for 10% or more of total advances to suppliers as of September 30, 2024 and March 31, 2025.

	As of September 30, 2024		As of March 31, 2025
Supplier	Amount	% of Total	Amount	% of Total
			(Unaudited)
E	$5,479,056	32%	$5,208,955	48%
F	3,938,938	23%	1,802,497	16%
G	1,644,050	10%	1,180,602	11%
H	4,209,185	25%	1,122,012	10%
Total	$15,271,229	90%	$9,314,066	85%

*	The percentage is below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total purchases for the six months ended March 31, 2024 and 2025.

	Six months ended March 31,
	2024		2025
Supplier	Amount	% of Total	Amount	% of Total
	(Unaudited)		(Unaudited)
H	$1,594,471	17%	$2,925,067	29%
F	2,121,255	23%	2,815,761	27%
I	*	*	1,584,037	15%
G	*	*	1,358,763	13%
E	2,947,545	31%	*	*
J	1,507,114	16%	*	*
Total	$8,170,385	87%	$8,683,628	84%

*	The percentage is below 10%

EZGO TECHNOLOGIES LTD.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars except for number of shares)

19. SUBSEQUENT EVENTS

On December 30, 2024, the Company received notification from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum closing bid price per share for its ordinary shares, par value US$0.04 per share (“Ordinary Shares”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Company has a compliance period of one hundred eighty (180) calendar days, or until June 30, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. On June 10, 2025, the Company requested an extension of an additional 180 days.

On March 14, 2025, Changzhou EZGO and Jiangsu Yiwo Investment Co., Ltd. (“Jiangsu Yiwo”) entered into an Equity Investment Agreement, pursuant to which Jiangsu Yiwo was approved to make a capital contribution of $3,000,000 to Changzhou EZGO. With the completion of the contribution on April 7, 2025, Jiangsu Yiwo held a 4.762% ownership interest in Changzhou EZGO ’s total issued share capital.

The Company performed an evaluation of subsequent events through July 1, 2025, which was the date of the issuance of the unaudited interim condensed consolidated financial statements , and determined there were no other events that would have required adjustment or disclosure in the unaudited interim condensed consolidated financial statements.

About EZGO Technologies Ltd.

EZGO’s vision is to build a leading short-distance transportation solution provider and intelligent manufacturer in China. Leveraging an Internet of Things (IoT) management platform, EZGO has established a business model centered on the sale of battery packs and electronic control system. EZGO also conducts the design and manufacturing of electronic control system to deliver tailored products in accordance with customer requirements. For additional information, please visit EZGO’s website at www.ezgotech.com.cn. Investors can visit the “Investor Relations” section of EZGO’s website at www.ezgotech.com.cn/Investor.

Exchange Rate

This document contains translations of certain Chinese Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2567 to US$1.00 for the items in balance sheets, the exchange rate in effect as of March 31, 2025, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. All translations from RMB to US$ were made at the rate of RMB7.2308 to US$1.00 for the items in statements of operations and comprehensive loss, which is the average exchange rate for the six months ended March 31, 2025, according to the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This document contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the short-distance transportation solutions market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this document. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact

At the Company:
Shawn Wen

Phone: +86 13502829216

Email: ir@ez-go.com.cn